InSight Health Services Corp. 26250 Enterprise Court, Suite 100 Lake Forest, CA 92630-8405 Telephone — 949.282.6000 Facsimile — 949.462.3703
December 26, 2007
Via Facsimile
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Facsimile No. (202) 551-3390

RE:	InSight Health Services Corp. Request for Acceleration of Effective Date of Registration Statement on Form S-1 (Registration No. 333-146399)
     Ladies and Gentlemen:
In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended, InSight Health Services Corp. (the “Company”) respectfully requests the acceleration of the effective date of its Registration Statement on Form S-1 (Registration No. 333-146399), as amended, to 4:00 P.M., New York City time, on December 27, 2007, or as soon thereafter as practicable.
     The Company acknowledges:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

InSight Health Services Corp.

By:	/s/ Brian G. Drazba

Name:	Brian G. Drazba
Title:	Senior Vice President and Chief Accounting Officer